UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response: 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Integrated Electrical Services, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45811E 30 1

(CUSIP Number)

Jeffrey L. Gendell

55 Railroad Avenue

Greenwich, Connecticut 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 1, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45811E 30 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 3,099,291

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 3,099,291

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,099,291

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45811E 30 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 3,411,722*

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 3,411,722*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,411,722*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.3%*

14.	Type of Reporting Person (See Instructions) OO

(*) Estimated based on the transactions described in Item 4

CUSIP No. 45811E 30 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 982,146*

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 982,146*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 982,146*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.7%*

14.	Type of Reporting Person (See Instructions) IA, PN

(*) Estimated based on the transactions described in Item 4

CUSIP No. 45811E 30 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas GP, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 982,146*

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 982,146*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 982,146*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.7%*

14.	Type of Reporting Person (See Instructions) OO

(*) Estimated based on the transactions described in Item 4

CUSIP No. 45811E 30 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,637,092

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,637,092

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,637,092

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45811E 30 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,637,092

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,637,092

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,637,092

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 45811E 30 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Overseas Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 992,176*

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 992,176*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 992,176*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.8%*

14.	Type of Reporting Person (See Instructions) IA, OO

(*) Estimated based on the transactions described in Item 4

CUSIP No. 45811E 30 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine 25 Overseas Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 312,431*

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 312,431*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 312,431*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.1%*

14.	Type of Reporting Person (See Instructions) PN

(*) Estimated based on the transactions described in Item 4

CUSIP No. 45811E 30 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas Master Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 531,357*

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 531,357*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 531,357*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.6%*

14.	Type of Reporting Person (See Instructions) PN

(*) Estimated based on the transactions described in Item 4

CUSIP No. 45811E 30 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Asset Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 531,357*

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 531,357*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 531,357*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.6%*

14.	Type of Reporting Person (See Instructions) OO

(*) Estimated based on the transactions described in Item 4

CUSIP No. 45811E 30 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey L. Gendell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,916

	8.	Shared Voting Power 8,554,493

	9.	Sole Dispositive Power 7,916

	10.	Shared Dispositive Power 8,554,493

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,562,409

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 58.6%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 8 to Schedule 13D is being filed by the Reporting Persons to amend the Schedule 13D originally filed by certain of the Reporting Persons on May 18, 2006 (the “Original 13D”), as amended on August 25, 2006, January 11, 2007, September 7, 2007, December 19, 2007, March 5, 2008, November 10, 2008 and October 23, 2009 (the Original 13D, together with the amendments, the “Schedule 13D”) with respect to the common stock, par value of $.01 per share (the “Common Stock”), of Integrated Electrical Services, Inc. (the “Company”).  The principal executive offices of the Company are located at 1800 West Loop South, Suite 500, Houston, Texas 77027.

Item 2.	Identity and Background

(a)            This statement is filed by:

(i) Tontine Capital Partners, L.P., a Delaware limited partnership (“TCP”), with respect to the shares of Common Stock directly owned by it;

(ii) Tontine Capital Management, L.L.C., a Delaware limited liability company (“TCM”), with respect to the shares of Common Stock directly owned by TCP and T25;

(iii) Tontine Capital Overseas Master Fund, L.P. a Cayman Islands limited partnership (“TMF”) with respect to shares of Common Stock directly owned by it;

(iv)  Tontine Capital Overseas GP, L.L.C., a Delaware limited liability company (“TCO”), with respect to shares of Common Stock owned by TMF;

(v) Tontine Partners, L.P., a Delaware limited partnership (“TP”), with respect to the shares of Common Stock directly owned by it;

(vi) Tontine Management, L.L.C., a Delaware limited liability company (“TM”), with respect to the shares of Common Stock directly owned by TP;

(vii) Tontine Overseas Associates, L.L.C., a Delaware limited liability company (“TOA”), with respect to the shares of Common Stock directly owned by Tontine Overseas Fund, Ltd., a Cayman Islands exempted company (“TOF”);

(viii) Tontine 25 Overseas Master Fund, L.P., a Cayman Islands limited partnership (“T25”), with respect to the shares of Common Stock directly owned by it;

(ix) Tontine Capital Overseas Master Fund II, L.P. a Cayman Islands limited partnership (“TCP 2”) with respect to shares of Common Stock directly owned by it;

(x)  Tontine Asset Associates, L.L.C., a Delaware limited liability company (“TAA”), with respect to the shares of Common Stock directly owned by TCP 2; and

(xi) Jeffrey L. Gendell (“Mr. Gendell”) with respect to the shares of Common Stock directly owned by each of TCP, TMF, TP, TOF, T25 and TCP 2.

TCP, TCM, TMF, TCO, TP, TM, TOA, T25, TCP 2, TAA and Mr. Gendell are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)           The address of the principal business and principal office of each of TCP, TCM, TMF, TCO, TP, TM, TOA, T25, TCP 2 and TAA is 55 Railroad Avenue, Greenwich, Connecticut 06830.  The business address of Mr. Gendell is 55 Railroad Avenue, Greenwich, Connecticut 06830.

(c)            The principal business of each of TMF, TCP, TP, T25 and TCP 2 is serving as a private investment limited partnership.  The principal business of TCM is serving as the general partner of both TCP and T25.  The principal business of TCO is serving as the general partner of TMF.  The principal business of TM is serving as the general partner of TP.  The principal business of TOA is serving as the investment advisor of TOF.  The principal business of TAA is serving as the general partner of TCP 2.  Mr. Gendell serves as the managing member of TCM, TCO, TM, TOA and TAA.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)              Each of TCP and TP is a limited partnership organized under the laws of the State of Delaware.  Each of TCO, TCM, TM, TOA and TAA is a limited liability company organized under the laws of the State of Delaware.  Each of TMF, T25 and TCP 2 is a limited partnership organized under the laws of the Cayman Islands.  Mr. Gendell is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

None of TCO, TCM, TM, TOA or TAA directly owns any shares of Common Stock.  Except as set forth in Item 4, the shares of Common Stock and the Note (as defined below) purchased by the Reporting Persons were purchased with working capital and on margin.  The Reporting Persons’ margin transactions are with UBS Securities LLC, on such firm’s usual terms and conditions.  All or part of the shares of Common Stock directly owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons.  Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect.  Such indebtedness may be refinanced with other banks or broker dealers.

Item 4.	Purpose of Transaction

Effective February 1, 2010, the Reporting Persons reallocated ownership of Common Stock among the entities comprising the Reporting Persons (the “Reallocation”).  When giving effect solely to the Reallocation, the aggregate Common Stock ownership of the Reporting Persons after the completion of the Reallocation will be the same as the aggregate Common Stock ownership of the Reporting Persons before the Reallocation.  In connection with the Reallocation, shares of Common Stock owned by TMF, TOF and T25 (collectively, the “Transferred Shares”) will be deemed to have been distributed in kind as of February 1, 2010 to certain investors holding ownership interests in TMF, TOF and/or T25, with all of the Transferred Shares then being immediately contributed by such investors to TCP 2.  The number of Transferred Shares reported in this Amendment No. 8 as being contributed to TCP 2 is a preliminary estimate by the Reporting Persons. The Reporting Persons expect to finalize the actual number of Transferred Shares by the end of February 2010, and a further amendment to this Schedule 13D will be filed when the number of Transferred Shares is finalized.  As of the date of this Amendment No. 8, the Reporting Persons estimate the number of Transferred Shares to be deemed distributed in kind by TMF to be 146,491 shares of Common Stock, to be deemed distributed in kind by TOF to be 358,697 shares of Common Stock, and to be deemed distributed in kind by T25 to be 26,169 shares of Common Stock, with all of such shares being immediately contributed to TCP 2.  However, the actual number of Transferred Shares, as ultimately determined by the Reporting Persons, may be materially different than the estimates disclosed in this paragraph.  The consideration for the Transferred Shares contributed to TCP 2 consists of ownership interests in TCP 2 that will be issued to such contributing TMF, TOF and T25 investors.  Also in connection with the Reallocation, certain investors holding partnership interests in TCP and/or TP contributed such interests to TCP 2 and, in exchange, received ownership interests in TCP 2, with TCP 2 holding, as a result, the contributed TCP or TP partnership interests.  The completion of the transactions described in this paragraph will not change the Reporting Persons’ purposes in holding shares of Common Stock as described in this Schedule 13D.

The Reporting Persons acquired the shares of Common Stock and the Note (as defined below) for investment purposes and in the ordinary course of business.  All of the Reporting Persons may dispose of securities of the Company at any time and from time to time in the open market, through dispositions in kind to parties holding an ownership interest in TCP, TMF, TP, TOF, T25 and/or TCP 2, or otherwise.  In addition, TCP 2 may obtain securities of the Company through open market purchases, transfers from other Reporting Persons or otherwise.

As discussed in this Schedule 13D, the Reporting Persons own approximately 58.6% of the Company’s outstanding Common Stock and can control the Company’s affairs, including (i) the election of directors who in turn appoint management, (ii) any action requiring the approval of the holders of Common Stock, including adoption of amendments to the Company’s corporate charter, and (iii) approval of a merger or sale of all or substantially all assets. The Reporting Persons can also control certain decisions affecting the Company’s capital structure.  An affiliate of the Reporting Persons serves on the Board of Directors of the Company.  The disposition of the Reporting Persons’ holdings in the Company may result in changes to the size and/or composition of the Company’s Board of Directors.

Although the forgoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.  Accordingly, the Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in their best interests.

Except as set forth in the Schedule 13D, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act, or (j) any action similar to any of those enumerated in items (a) through (i) above.

Item 5.	Interest in Securities of the Issuer

The following disclosure of share ownership by the Reporting Persons is as of the date of this Amendment No. 8 to Schedule 13D.

A. Tontine Capital Partners, L.P.

(a)            Aggregate number of shares beneficially owned: 3,099,291.  Percentage: 21.2%.  The percentages used herein and in the rest of Item 5 are calculated based upon 14,617,741 shares of Common Stock outstanding as of December 14, 2009, as disclosed in the Company’s Schedule 14A filed on December 30, 2009.

(b)           1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 3,099,291

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 3,099,291

(c)            TCP has not engaged in any transactions in Common Stock within the last 60 days.

(d)           TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

(e)            Not applicable.

B.  Tontine Capital Management, L.L.C.

(a)            Aggregate number of shares beneficially owned: 3,411,722*.  Percentage: 23.3%*.

(b)           1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 3,411,722*

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 3,411,722*

(c)            Except as disclosed herein, TCM has not engaged in any transactions in Common Stock within the last 60 days.

(d)           Not applicable.

(e)            Not applicable.

C. Tontine Capital Overseas Master Fund, L.P.

(a)            Aggregate number of shares beneficially owned: 982,146*.  Percentage: 6.7%*.

(b)           1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 982,146*

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 982,146*

(c)            Except as disclosed herein, TMF has not engaged in any transactions in Common Stock within the last 60 days.

(d)           TCO, the general partner of TMF, has the power to direct the affairs of TMF, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCO and in that capacity directs its operations.

(e)            Not applicable.

D. Tontine Capital Overseas GP, L.L.C.

(a)            Aggregate number of shares beneficially owned: 982,146*.  Percentage: 6.7%*.

(b)           1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 982,146*

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 982,146*

(c)            Except as disclosed herein, TCO has not engaged in any transactions in Common Stock within the last 60 days.

(d)           Not applicable.

(e)            Not applicable.

E.  Tontine Partners, L.P.

(a)            Aggregate number of shares beneficially owned: 2,637,092.  Percentage: 18.0%.

(b)           1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 2,637,092

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 2,637,092

(c)            TP has not engaged in any transactions in Common Stock within the last 60 days.

(d)           TM, the general partner of TP, has the power to direct the affairs of TP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.

(e)            Not applicable.

F. Tontine Management, L.L.C.

(a)            Aggregate number of shares beneficially owned: 2,637,092.  Percentage: 18.0%.

(b)           1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 2,637,092

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 2,637,092

(c)            TM has not engaged in any transactions in Common Stock within the last 60 days.

(d)           Not applicable.

(e)            Not applicable.

G.  Tontine Overseas Associates, L.L.C.

(a)            Aggregate number of shares beneficially owned: 992,176.*  Percentage: 6.8%*.

(b)           1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 992,176*

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 992,176*

(c)            Except as disclosed herein, TOA has not engaged in any transactions in Common Stock within the last 60 days.

(d)           Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of the sale of the shares of the Company.  Mr. Gendell is the Managing Member of TOA and in that capacity directs its operations.

(e)            Not applicable.

H. Tontine 25 Overseas Master Fund, L.P.

(a)            Aggregate number of shares beneficially owned: 312,431*.  Percentage: 2.1%*.

(b)           1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 312,431*

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 312,431*

(c)            Except as disclosed herein, T25 has not engaged in any transactions in Common Stock within the last 60 days.

(d)           TCM, the general partner of T25, has the power to direct the affairs of T25, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

(e)            Not applicable.

I. Tontine Capital Overseas Master Fund II, L.P.

(a)            Aggregate number of shares beneficially owned: 531,357*.  Percentage: 3.6%*.

(b)           1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 531,357*

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 531,357*

(c)            Except as disclosed herein, TCP 2 has not engaged in any transactions in Common Stock.

(d)           TAA, the general partner of TCP 2, has the power to direct the affairs of TCP 2, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TAA and in that capacity directs its operations.

(e)            Not applicable.

J.  Tontine Asset Associates, L.L.C.

(a)            Aggregate number of shares beneficially owned: 531,357*.  Percentage: 3.6%*.

(b)           1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 531,357*

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 531,357*

(c)            Except as disclosed herein, TAA has not engaged in any transactions in Common Stock.

(d)           Not applicable.

(e)            Not applicable.

K.  Jeffrey L. Gendell

(a)            Aggregate number of shares beneficially owned: 8,562,409.  Percentage: 58.6%.

(b)           1. Sole power to vote or direct vote: 7,916

2. Shared power to vote or direct vote: 8,554,493

3. Sole power to dispose or direct the disposition: 7,916

4. Shared power to dispose or direct the disposition: 8,554,493

(c)            Mr. Gendell has not engaged in any transactions in Common Stock within the last 60 days.

(d)           Not applicable.

(e)            Not applicable.

(*) Estimated based on the transactions described in Item 4

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

TCP purchased a senior subordinated note of the Company and certain of its subsidiaries (collectively, the “Borrowers”) in the original principal amount of $25,000,000 (the “Note”) on December 12, 2007.  The Note matures on May 15, 2013, and bears interest at a rate of 11% per annum.  TCP purchased the Note pursuant to a Note Purchase Agreement, dated as of December 12, 2007, which contains customary representations and warranties from the Borrowers relating to their authority to issue the Note and their operations.

Except as described herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

1. Note Purchase Agreement between TCP and the Company, dated December 12, 2007 (incorporated by referenced to the Exhibit 4.1 to the Company’s Current Report on Form 8-K filed December 12, 2007).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2010
Date
/s/ Jeffrey L. Gendell
Signature

Jeffrey L. Gendell, individually, as managing member of Tontine Capital Management, L.L.C., general partner of Tontine Capital Partners, L.P. and Tontine 25 Overseas Master Fund, L.P., as managing member of Tontine Capital Overseas GP, L.L.C., general partner of Tontine Capital Overseas Master Fund, L.P., as managing member of Tontine Management, L.L.C., general partner of Tontine Partners, L.P., as managing member of Tontine Overseas Associates, L.L.C., investment advisor of Tontine Overseas Fund, Ltd., and as managing member of Tontine Asset Associates, L.L.C., the general partner of Tontine Capital Overseas Master Fund II, L.P.

Name/Title